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                             November 21, 2023

       Pun Leung Liu
       Chief Financial Officer
       YXT.COM Group Holding Limited
       Floor 20, Building 2, No. 209, Zhuyuan Road
       High-tech District, Suzhou,
       Jiangsu, 215011, People   s Republic of China

                                                        Re: YXT.COM Group
Holding Limited
                                                            Amendment No. 8 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted October
30, 2023
                                                            CIK No. 0001872090

       Dear Pun Leung Liu:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 12, 2023 letter.

       Amendment No. 8 to Draft Registration Statement on Form F-1

       Prospectus Summary, page 6

   1. We note your response to prior comment 2. With respect to your disclosure that you have obtained all approvals
required for your operations in China, please expand your
                                                        disclosure to provide
an explanation as to whether you consulted counsel and, if not, why you did not consult
counsel and why you believe you do not need any permissions or approvals.
 Pun Leung Liu
FirstName
YXT.COMLastNamePun      Leung Liu
           Group Holding  Limited
Comapany 21,
November  NameYXT.COM
              2023         Group Holding Limited
November
Page 2    21, 2023 Page 2
FirstName LastName
General

2. We note your response to prior comment 4; however, we continue to note changes you made to your disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations and it continues to be unclear to us that there have been changes in the regulatory environment in the PRC since the amendments that were filed on January 10,
         2023 and April 5, 2023 warranting revised disclosure to mitigate the challenges you face and related disclosures. As a nonexclusive example, on page 12, you no longer address the
         changes to China   s economic, political or social conditions or
government policies. Please
         tell us the reasons for these changes or revise your disclosure throughout the registration statement as applicable.
3. We note your response to prior comment 5. We continue to consider your response and may have additional comments.
       Please contact Brittany Ebbertt at 202-551-3572 or Christine Dietz at 202-551-3408 if
you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Jan Woo at 202-551-3453 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Li He